UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D (RULE 13D-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

(Amendment No. 19)

Telos Corporation

(Name of Issuer)

12% Cumulative Exchangeable Redeemable Preferred Stock,
Par Value $0.01 Per Share

 (Title of Class of Securities)

87969B200

(CUSIP Number of Class of Securities)

Wynnefield Partners Small Cap Value, L.P.

450 Seventh Avenue, Suite 509

New York, New York 10123

Attention: Mr. Nelson Obus

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Copy to:

Frank S. Jones, Jr., Esquire
Whiteford, Taylor & Preston L.L.P.
Seven Saint Paul Street

Baltimore, Maryland 21202

(410) 347-8700

March 21, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box …

(continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 13 pages)

CUSIP No. 87969B200	13D/A	Page 2 of 13 pages

1.	NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) … (b) _ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):‚ …
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 165,760 shares (See Item 5)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 165,760 shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,760 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES …
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

(Page 2 of 13 pages)

CUSIP No. 87969B200	13D/A	Page 3 of 13 pages

1.	NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable; no IRS Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) … (b) _ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): …
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 112,549 shares (See Item 5)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 112,549 shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,549 shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES …
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

(Page 3 of 13 pages)

CUSIP No. 87969B200	13D/A	Page 4 of 13 pages

1.	NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3953291
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) … (b) _ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): …
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 261,456 shares (See Item 5)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 261,456 shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,456 shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES …
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

(Page 4 of 13 pages)

CUSIP No. 87969B200	13D/A	Page 5 of 13 pages

1.	NAME OF REPORTING PERSON: Nelson Obus S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) … (b) _ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): …
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0- shares (See Item 5) (1)
	8.	SHARED VOTING POWER 554,765 (See Item 5) (1)
	9.	SOLE DISPOSITIVE POWER -0- shares (See Item 5)(1)
	10.	SHARED DISPOSITIVE POWER 554,765 (See Item 5) (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 554,765 shares (See Item 5)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES …
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4% (See Item 5)(1)
14.	TYPE OF REPORTING PERSON IN

(1)	Mr. Obus may be deemed to have an indirect beneficial ownership in such shares through his positions as a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc. Wynnefield Capital Management, LLC holds an indirect beneficial ownership interest in 427,216 shares which are directly owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I. Wynnefield Capital, Inc. holds an indirect beneficial ownership interest in both 112,549 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd. and 15,000 shares which are directly beneficially owned Wynnefield Capital, Inc. Profit Sharing Plan As Mr. Joshua H. Landes is also a co-managing member of Wynnefield Capital Management, LLC and an executive officer of Wynnefield Capital, Inc., Mr. Obus shares voting and dispositive power with Mr. Landes with regard to any shares beneficially owned by Wynnefield Capital Management, LLC and Wynnefield Capital, Inc.

(Page 5 of 13 pages)

CUSIP No. 87969B200	13D/A	Page 6 of 13 pages

1.	NAME OF REPORTING PERSON: Joshua H. Landes S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) … (b) _ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): …
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0- shares (See Item 5) (1)
	8.	SHARED VOTING POWER 554,765 (See Item 5) (1)
	9.	SOLE DISPOSITIVE POWER -0- shares (See Item 5)(1)
	10.	SHARED DISPOSITIVE POWER 554,765 (See Item 5) (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 554,765 shares (See Item 5) (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES …
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4% (See Item 5) (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Mr. Landes may be deemed to have an indirect beneficial ownership in such shares through his positions as a managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc. Wynnefield Capital Management, LLC holds an indirect beneficial ownership interest in 427,216 shares which are directly owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I. Wynnefield Capital, Inc. holds an indirect beneficial ownership interest in both 112,549 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd. and 15,000 shares which are directly beneficially owned Wynnefield Capital, Inc. Profit Sharing Plan. As Nelson Obus is also a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc., Mr. Landes shares voting and dispositive power with Mr. Obus with regard to any shares beneficially owned by Wynnefield Capital Management, LLC and Wynnefield Capital, Inc.

(Page 6 of 13 pages)

CUSIP No. 87969B200	13D/A	Page 7 of 13 pages

1.	NAME OF REPORTING PERSON: Wynnefield Capital Management LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4018186
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) … (b) _ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): …
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 427,216 shares (See Item 5) (1)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 427,216 shares (See Item 5) (1)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,216 shares (See Item 5) (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES …
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (See Item 5) (1)
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Wynnefield Capital Management, LLC, as the general partner of both Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

(Page 7 of 13 pages)

CUSIP No. 87969B200	13D/A	Page 8 of 13 pages

1.	NAME OF REPORTING PERSON: Wynnefield Capital, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688495
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) … (b) _ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): …
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 127,549 shares (See Item 5)(1)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 127,549 shares (See Item 5)(1)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,549 shares (See Item 5)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES …
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (See Item 5)(1)
14.	TYPE OF REPORTING PERSON CO

(1)	Wynnefield Capital, Inc. as the sole investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd., holds an indirect beneficial interest in 112,549 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd. Wynnefield Capital, Inc., as the sole investment manager of the Wynnefield Capital, Inc. Profit Sharing Plan, also holds an indirect beneficial interest in 15,000 shares which are directly beneficially owned by the Wynnefield Capital, Inc. Profit Sharing Plan.

(Page 8 of 13 pages)

CUSIP No. 87969B200	13D/A	Page 9 of 13 pages

1.	NAME OF REPORTING PERSON: Wynnefield Capital, Inc. Profit Sharing Plan S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) … (b) _ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): …
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,000 shares (See Item 5)(1)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 15,000 shares (See Item 5)(1)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000 shares (See Item 5)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES …
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (See Item 5)(1)
14.	TYPE OF REPORTING PERSON EP

(Page 9 of 13 pages)

CUSIP No. 87969B200	13D/A	Page 10 of 13 pages

This Amendment No. 19 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on June 24, 1997, as amended by Amendment No. 1 filed on June 22, 1998; as further amended by Amendment No. 2 filed on December 18, 2003; as further amended by Amendment No. 3 filed on April 21, 2004; as further amended by Amendment No. 4 filed on April 1, 2005; as further amended by Amendment No. 5 filed on May 9, 2005; as further amended by Amendment No. 6 filed on February 9, 2006; as further amended by Amendment No. 7 filed on June 5, 2006; as further amended by Amendment No. 8 filed on February 12, 2007; as further amended by Amendment No. 9 filed on February 21, 2007; as further amended by Amendment No. 10 filed on February 27, 2007; as further amended by Amendment No. 11 filed on August 15, 2013; as further amended by Amendment No. 12 filed on October 30, 2013; as further amended by Amendment No. 13 filed on November 27, 2013; as further amended by Amendment No. 14 filed on May 12, 2014; as further amended by Amendment No. 15 filed on June 4, 2014; as further amended by Amendment No. 16 filed on July 20, 2015; as further amended by Amendment No. 17 filed on November 17, 2015; and as further amended by Amendment No. 18 filed on March 9, 2018 (collectively, the "Wynnefield Schedule 13D"), filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI" or "Wynnefield Capital"), the Wynnefield Capital, Inc. Profit Sharing Plan (the "Plan"), Nelson Obus ("Mr. Obus") and Joshua Landes ("Mr. Landes" and, collectively with the Partnership, the Fund, the Partnership-I, WCM, WCI, the Plan and Mr. Obus the "Wynnefield Reporting Persons"), with respect to the shares of 12% Cumulative Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the "Preferred Shares", “Preferred Stock” or “TLSRP”), of Telos Corporation, a Maryland corporation with its principal executive offices located at 19886 Ashburn Road, Ashburn, Virginia 20147-2358 (“Telos”, the “Company” or the "Issuer"). All defined terms refer to terms defined herein or in the Wynnefield Schedule 13D. The information contained in this Amendment is as of the date hereof, unless otherwise expressly provided herein.

This Amendment No. 19 amends Item 4 as set forth below.

(Page 10 of 13 pages)

CUSIP No. 87969B200	13D/A	Page 11 of 13 pages

ITEM 4. PURPOSE OF TRANSACTION.

Item 4. "Purpose of Transaction." appearing in the Wynnefield Schedule 13D is supplemented by adding the following statement from Wynnefield Capital to the end of such item:

On March 21, 2018, William H. Alderman was appointed, effective March 21, 2018, to serve as a member of the Issuer's Board of Directors. Under the Issuer’s Articles of Incorporation, as amended and restated to date (the “Charter”), the holders of Preferred Stock are entitled to elect two members to the Issuer’s Board of Directors, designated as "Class D Directors."  On March 9, 2018, one of the two Class D Directors, Seth Hamot, notified the Issuer of his resignation as a Class D Director. On March 21, 2018, the remaining Class D Director, Andrew R. Siegel, exercised his appointive power under the Charter to fill the vacancy caused by Mr. Hamot’s resignation. Accordingly, Mr. Siegel and Mr. Alderman currently serve as the two Class D Directors and each will hold office until the next annual meeting of stockholders and until his successor is elected and qualified. Previously, on March 7, 2018, Wynnefield Partners Small Cap Value, L.P. notified the Issuer of its intention to propose the nomination of Mr. Alderman to serve as a Class D Director at the upcoming 2018 annual meeting of the Issuer’s stockholders in accordance with the advance notice requirements set forth in the Issuer’s Bylaws. If no other notices of potential nominations for Class D Directors are timely received by the Issuer in accordance with the requirements of its Bylaws, Wynnefield Partners Small Cap Value, L.P. may choose not to propose the nomination of Mr. Alderman at the 2018 annual meeting.

As of the date of this Amendment and other than as set forth in this Item 4, the Wynnefield Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Wynnefield Reporting Persons intend to review critically their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other shareholders and/or with management and the Issuer’s Board of Directors concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the shares of the Preferred Stock or the Issuer’s other securities, conditions in the securities markets and general economic and industry conditions, the Wynnefield Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Preferred Stock or the Issuer’s other securities, selling shares of Preferred Stock or the Issuer’s other securities, engaging in short selling of or any hedging or similar transaction with respect to the Preferred Stock or the Issuer’s other securities, and taking any other action with respect to the Issuer, the Preferred Stock or any of its other securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 including, without limitation, nominating individuals to serve as members of the Issuer’s Board of Directors.

(Page 11 of 13 pages)

CUSIP No. 87969B200	13D/A	Page 12 of 13 pages

THE above item 4 information is intended only to respond to the requirements of ITEM 4 of this Schedule 13D. In no event shall such INFORMATION constitute: (i) a request for a proxy, (ii) any request that any party execute (or not execute), or to revoke, a proxy; (iii) a communication INTENDED OR calculated to result in the procurement, withholding or revocation of a proxy or (iV) any other activity or communication constituting the solicitation of a proxy under Rule 14a-1 promulgated under Section 14 of the Securities Exchange Act of 1934, as amended.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Joint Filing Agreement dated as of July 15, 2015 (filed as Exhibit 1 to Amendment No. 16 filed on July 20, 2015 and incorporated by reference herein)

Exhibit 2	Nomination Letter to the Secretary of the Issuer dated March 7, 2018 (filed as Exhibit 2 to Amendment No. 18 filed on March 9, 2018 and incorporated by reference herein)

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CUSIP No. 87969B200	13D/A	Page 13 of 13 pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: March 26, 2018.

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.,

its Investment Manager

By: /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL INC. PROFIT SHARING PLAN, INC.

By:    /s/ Nelson Obus

  Nelson Obus, Authorized Signatory

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

Nelson Obus, President

/s/ Nelson Obus

Nelson Obus, Individually

/s/ Joshua H. Landes

Joshua H. Landes, Individually

(Page 13 of 13 pages)